

Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

6th May 2005



Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

<u>Jardine Strategic Holdings Limited</u>

We enclose for your information a notification which we have sent to the UK Listing Authority on 5th May 2005 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

<u>Encl</u>



JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Regulatory Announcement

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Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Result of AGM
Released	15:29 05-May-05
Number	9430L

JARDINE STRATEGIC HOLDINGS LIMITED (the "Company")

Result of AGM

Please be advised that at the Annual General Meeting of the Company held today, all resolutions as set out in the Notice of Annual General Meeting dated 1st April 2005 were duly passed.

A V SEBASTIAN, Matheson & Co., Limited,
London Secretaries of Jardine Strategic Holdings Limited

Date of notification – 5 MAY 2005

www.jardines.com

END

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